[redacted]

08025421

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden Hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51273

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YYY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SUCCESS TRADE SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

1900 L STREET N.W. SUITE 525

(No. and Street)

WASHINGTON D.C. (City) (State) 20036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FUAD AHMED 202-466-6890 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, P.C.

(Name – if individual, state first, last, middle name)

11 VANDERBILT AVENUE, SUITE 220	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its properties

PROCESSED
MAR 04 2008
THOMSON FINANCIAL

FOR OFFICAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)*

RECD S.E.C.
FEB 27 2008
803

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.**

OATH OR AFFIRMATION

I, FUAD AHMED ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SUCCESS TRADE SECURITIES, INC. , as of DECEMBER 31 , 20 07 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of A customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

Chang Ho Choi
Notary Public District of Columbia
My Commission Expires 6/14/09

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUCCESS TRADE SECURITIES, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2007

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report

To the Board of Directors of
Success Trade Securities, Inc.

We have audited the accompanying statement of financial condition of Success Trade Securities, Inc. as of December 31, 2007 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Success Trade Securities, Inc. as of December 31, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Larry Liberfarb, PC

Norwood, Massachusetts
January 21, 2008

SUCCESS TRADE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS

Cash	$	225
Deposit with clearing organization		36,774
Receivable from broker-dealers and clearing organizations		67,163
Securities owned:		
Marketable, at market value		18,654
Other assets		17,527
	$	140,343

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable, accrued expenses, and other liabilities	$	7,850
Payable to broker-dealers and clearing organizations		30,335
Income taxes payable		10,400
		48,585
Stockholder's equity:		
Common stock, no par value, 5,500,000 shares authorized, 16,000 shares issued and outstanding		16,000
Additional paid-in capital		9,000
Retained earnings		66,758
Total stockholder's equity		91,758
	$	140,343

The accompanying notes are an integral part of these financial statements.

SUCCESS TRADE SECURITIES, INC.

STATEMENT OF INCOME

For the Year Ended December 31, 2007

Revenues:	
Commissions	$ 1,391,069
Other income	35,000
	1,426,069
Expenses:	
Floor brokerage, exchange and clearance fees	336,747
Communications and data processing	55,628
Interest expense	395
Other expenses	992,810
	1,385,580
Income before income taxes	40,489
Income taxes	10,000
Net income	$ 30,489

The accompanying notes are an integral part of these financial statements.

SUCCESS TRADE SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2007

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance, January 1, 2007	$ 16,000	$ 9,000	$ 36,269	$ 61,269
Net income			30,489	30,489
Balance, December 31, 2007	$ 16,000	$ 9,000	$ 66,758	$ 91,758

The accompanying notes are an intergal part of these financial statements.

SUCCESS TRADE SECURITIES, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2007

Cash flows from operating activities:	
Net income	$ 30,489
Adjustments to reconcile net income to net cash provided by operating activities	
Increase in Deposit with clearing organization	(7,727)
Increase in Receivable from broker-dealers and clearing organizations	(44,552)
Increase in Marketable securities	(18,654)
Increase in Other assets	(1,744)
Increase in Accounts payable and accrued expenses	1,350
Increase in Taxes payable	10,000
Increase in Payable to broker-dealer and clearing organizations	30,335
Total adjustments	(30,992)
Net cash from operating activities	(503)
Cash flows from investing activities:	
None	-
Cash flows from financing activities:	
None	-
Decrease in cash	(503)
Cash at beginning of the year	728
Cash at end of the year	$ 225

Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest	$ 395
Income taxes	$ 0

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

SUCCESS TRADE SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA)

Securities Transactions

Customers' securities transactions are recorded on the settlement date basis. The related commission income and expenses are also recorded on the settlement date basis.

Income Taxes

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included on the financial statements or tax returns. Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from these estimates.

NOTE 2 - CONCENTRATION OF CREDIT RISK

The Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealers. The clearing broker/dealers carry all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealers may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers, and tries to insure that customer transactions are executed properly by the clearing broker/dealer.

NOTE 3 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital at December 31, 2007 of $71,220, which was $66,220 in excess of its required net capital of $5,000. The Company's net capital ratio was .68 to 1.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company paid management fees of $830,410 to Success Trade, Inc. (STI) its parent. Management fees are for such services as rent, payroll and other overhead. At December 31, 2007 the Company had no liability due to this entity.

Operating results of the Company could differ significantly from those that would have been obtained if this entity were autonomous from STI.

SUCCESS TRADE SECURITIES, INC.
SUPPLEMENTARY SCHEDULES
DECEMBER 31, 2007

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

**Independent Auditor's Report on
Supplementary Information Required by Rule 17a-5 of the
Securities and Exchange Commission**

To the Board of Directors of
Success Trade Securities, Inc.

We have audited the accompanying financial statements of Success Trade Securities, Inc. as of and for the year ended December 31, 2007, and have issued our report thereon dated January 21, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Larry Liberfarb, PC

Norwood, Massachusetts
January 21, 2008

SCHEDULE I

SUCCESS TRADE SECURITIES, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2007

Aggregate Indebtedness		
Accounts payable and accrued expenses	$	7,850
Payable to broker-dealer and other clearing organizations		30,335
Income taxes payable		10,400
	$	48,585
Net Capital		
Common stock	$	16,000
Additional paid-in capital		9,000
Retained Earnings		66,758
Other assets		(17,527)
Haircuts		(3,011)
Net Capital, as defined	$	71,220
Net Capital Requirement		5,000
Net Capital In Excess of Requirement	$	66,220
Ratio Of Aggregate Indebtedness To Net Capital		.68 to 1
Reconciliation with the Company's computation (included in Part IIA of Form 17a-5(a) as of December 31, 2007		
Net capital as reported in the Company's Part IIA (unaudited) Focus Report	$	71,220
Net audit adjustments		-
Decrease in non-allowables and haircuts		-
Net capital per above	$	71,220

SCHEDULE II

SUCCESS TRADE SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2007

Success Trade Securities, Inc. is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable. The Company relies on K (2) (ii) exemption, and complied with the conditions of the exemption.

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To The Board of Directors of
Success Trade Securities, Inc.

In planning and performing our audit of the financial statements of Success Trade Securities, Inc. (the Company), for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, The Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Larry D Liberfarb, PC

Larry D. Liberfarb, P.C.
Norwood, Massachusetts
January 21, 2008

END